Correspondence

One Financial Center Boston, MA 02111 617 542 6000 mintz.com
May 20, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549
Attention: Shane Callaghan and Daniel Duchovny, Office of Mergers & Acquisitions

Re:	Standard BioTools Inc. PREC14A Filed May 10, 2024 File No. 001-34180 (the “Preliminary Proxy Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Standard BioTools Inc. (the “Company”) in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 17, 2024 (the “Comment Letter”) from the Division of Corporation Finance, Office of Mergers & Acquisitions, to Aggie Gallagher, General Counsel of the Company, relating to the above-referenced Preliminary Proxy Statement.  In conjunction with this letter, the Company is filing Amendment No. 1 to its Preliminary Proxy Statement (the “Amended Proxy Statement”) with the Commission.

For reference, we have set forth below in italics the Staff’s comments from the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter.  The responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.  Page numbers referred to in the responses reference the applicable pages of the Amended Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

Comment 1:   In the first bullet point of your stockholder letter, you refer to certain non-GAAP measures, such as “non-GAAP gross margin.” Please revise to present, with equal or greater prominence, the most directly comparable financial measures calculated in accordance with GAAP and a reconciliation between each non-GAAP measure and its comparable GAAP measure. See Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Response 1: In response to the Staff’s comment, the Company has revised the disclosure in the stockholder letter of the Amended Proxy Statement to remove the non-GAAP financial measures and instead include financial measures calculated in accordance with GAAP.

Comment 2: The proxy card included with a preliminary proxy statement should be clearly identified as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.

Response 2: In response to the Staff’s comment, the Company has revised the preliminary proxy card included with the Amended Proxy Statement to clearly identify that it is a preliminary version in accordance with Exchange Act Rule 14a-6(e)(1).

BOSTON      LOS ANGELES      NEW YORK      SAN DIEGO      SAN FRANCISCO      TORONTO      WASHINGTON
MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ May 20, 2024 Page 2

Comment 3: On the preliminary proxy card, you indicate that the proxy card will be voted based on the Board of Directors’ recommendations if the proxy card does not specify voting directions. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.

Response 3: In response to the Staff’s comment, the Company has revised the preliminary proxy card included with the Amended Proxy Statement to clarify that (i) the shares represented by the proxy card, if properly executed and returned, will be voted in the manner directed therein; and (ii) if the proxy card is properly executed and returned without indicating how the shares should be voted on one or more proposals to be voted on at the Annual Meeting, and not revoked, then for each proposal for which a vote is not indicated, the shares represented by the proxy card will be voted in accordance with the Board of Directors’ recommendations as set forth in the proxy card.

Comment 4: On the preliminary proxy card, please consider visually separating the instructions for Proposal 1 from the text of the proposal (i.e., the first sentence) to avoid confusion.

Response 4: In response to the Staff’s comment, the Company has revised the preliminary proxy card included with the Amended Proxy Statement to separate the instructions for Proposal 1 from the text of such proposal.

General Information, page 1

Comment 5: On pages 5 and 7 of the proxy statement, you indicate that broker non-votes will be counted for determining whether a quorum exists at the Annual Meeting. Please revise this disclosure to clarify that a beneficial holder’s shares will not be counted for the purposes of determining quorum at the Annual Meeting if a broker provides Madryn’s proxy materials to the beneficial holder and such beneficial holder does not provide any voting instructions to the broker.

Response 5: In response to the Staff’s comment, the Company has deleted the referenced disclosure from page 5 of the Amended Proxy Statement and revised the disclosure on page 7 of the Amended Proxy Statement to clarify that a beneficial holder’s shares will not be counted for the purposes of determining quorum at the Annual Meeting if a broker provides Madryn’s proxy materials to the beneficial holder and such beneficial holder does not provide any voting instructions to the broker.

Comment 6: Please revise the disclosure under question 32 to disclose the deadline required by Exchange Act Rule 14a-5(e)(4).

Response 6: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of the Amended Proxy Statement to specifically refer to Rule 14a-19 and the deadline required by Exchange Act Rule 14a-5(e)(4).

*        *        *         *        *

We hope that the above response will be acceptable to the Staff.  Please do not hesitate to call me at (617) 348-1735 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,
/s/ Matthew J. Gardella
Matthew J. Gardella

cc:	Securities and Exchange Commission
Shane Callaghan
Daniel Duchovny

Standard BioTools Inc.
Michael Egholm, Ph.D.
Jeffrey Black
Aggie Gallagher

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Matthew W. Tikonoff
John T. Rudy
517814615v.2